Maxfield Market Global LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
Interest Earned	0.08
Sales of Product Income	115,439.14
Services	5,100.47
Total Income	**$120,539.69**
Cost of Goods Sold	
Cost of Goods Sold	90,362.57
Total Cost of Goods Sold	**$90,362.57**
GROSS PROFIT	**$30,177.12**
Expenses	
Advertising & Marketing	1,300.68
Bank Charges & Fees	530.81
Car & Truck	1,097.04
Freight Costs	1,493.66
Insurance	432.50
Interest Paid	199.98
Meals & Entertainment	133.32
Office Supplies & Software	1,480.79
Other Business Expenses	649.56
Travel	2,256.05
Web Services	292.74
Total Expenses	**$9,867.13**
NET OPERATING INCOME	**$20,309.99**
NET INCOME	**$20,309.99**

Maxfield Market Global LLC

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America Checking - 2448 - 1	820.45
Bank of America Savings - 0108 - 1	503.81
Total Bank Accounts	**$1,324.26**
Accounts Receivable	
Accounts Receivable (A/R)	23,342.78
Total Accounts Receivable	**$23,342.78**
Other Current Assets	
Inventory Asset	10,008.90
Uncategorized Asset	846.81
Total Other Current Assets	**$10,855.71**
Total Current Assets	**$35,522.75**
TOTAL ASSETS	**$35,522.75**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express - Business	2,459.81
Total Credit Cards	**$2,459.81**
Other Current Liabilities	
Friends and Family Loans	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$2,459.81**
Total Liabilities	**$2,459.81**
Equity	
Opening Balance Equity	852.73
Owner's Investment	-4,494.00
Owner's Pay & Personal Expenses	-8,506.00
Retained Earnings	24,900.22
Net Income	20,309.99
Total Equity	**$33,062.94**
TOTAL LIABILITIES AND EQUITY	**$35,522.75**

Maxfield Market Global LLC

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	20,309.99
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	-23,342.78
Inventory Asset	18,589.50
Uncategorized Asset	-846.81
American Express - Business	-40,698.73
Friends and Family Loans	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-46,298.82**
Net cash provided by operating activities	**$ -25,988.83**
FINANCING ACTIVITIES	
Opening Balance Equity	352.73
Owner's Investment	6,360.00
Owner's Pay & Personal Expenses	-7,536.00
Net cash provided by financing activities	**$ -823.27**
NET CASH INCREASE FOR PERIOD	**$ -26,812.10**
Cash at beginning of period	28,136.36
CASH AT END OF PERIOD	**$1,324.26**